KW 3/14/14

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-35572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rippe & Kingston Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1077 Celestial Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann (513) 997-4592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc.
(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

14048089

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rippe & Kingston Capital Advisors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SEC FILE NUMBER 8-35572

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2013
with

INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

TABLE OF CONTENTS

Flynn&Company
CPAs & Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Rippe & Kingston Capital Advisors, Inc.
Cincinnati, Ohio

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Rippe & Kingston Capital Advisors, Inc. (the Company), which was a wholly-owned subsidiary of Rippe & Kingston CO PSC until December 31, 2013, as of December 31, 2013 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rippe & Kingston Capital Advisors, Inc. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Flynn & Company, Inc.

February 25, 2014

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 37,635
Fees receivable, net of allowance for doubtful accounts of $ 6,170	499
Refundable income taxes from affiliate	30,355
Prepaid expenses	3,830
	$ 72,319

LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable - trade	$ 569
Accounts payable - shareholder	15,000
Other accrued liabilities	14,488
Total current liabilities	30,057
SHAREHOLDER'S EQUITY:	
Common stock - No par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	103,500
Accumulated deficit	(62,738)
Total shareholder's equity	42,262
Total liabilities and shareholder's equity	$ 72,319

The accompanying notes are an integral
part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

REVENUES:	
Investment banking fees	$ 659,227
Interest and other income	1
Total revenues	659,228
EXPENSES:	
Direct costs related to investment banking revenue	423,311
Salaries	165,403
Employee benefits	53,369
Other operating expense	37,914
Practice development	24,034
Occupancy and maintenance	12,698
Payroll taxes	12,540
Management fee paid to affiliate	12,000
Insurance	2,878
Publications	1,809
Total expenses	745,956
Income before income tax benefit	(86,728)
INCOME TAX BENEFIT	30,355
Net loss	($ 56,373)

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2013

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Deficit	Total Shareholders' Equity
BALANCE, December 31, 2012	300	$ 1,500	$ 38,500	($ 6,365)	$ 33,635
Contributions	-	-	65,000	-	65,000
Distributions to shareholder	-	-	-	-	-
Net loss	-	-	-	(56,373)	(56,373)
BALANCE, December 31, 2013	300	$ 1,500	$ 103,500	($ 62,738)	$ 42,262

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($ 56,373)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in assets - (increase) decrease:	
Fees receivable	(499)
Refundable income taxes from affiliate	(31,648)
Prepaid expenses	(1,341)
Change in liabilities - increase (decrease):	
Accounts payable	569
Accounts payable - shareholder	15,000
Accrued liabilities	(21,590)
Net cash used in operating activities	(95,882)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	65,000
Net cash provided by financing activities	65,000
Net decrease in cash	(30,882)
CASH AND CASH EQUIVALENTS:	
Beginning of year	68,517
End of year	$ 37,635

The accompanying notes are an integral part of the financial statements.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rippe & Kingston Capital Advisors, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934.

Investment banking fees relate primarily to merger and acquisition activities and to a much lesser extent, private placement offerings.

As a member of Financial Industry Regulatory Authority, Inc. (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that rule.

Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (GAAP) as contained in the Accounting Standards Codification (ASC) issued by the Financial Accounting Standards Board (FASB). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow are described below to enhance the usefulness of the financial statements to the reader.

Cash and Cash Equivalents

For statement of financial condition and cash flow purposes, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms and are written off when management determines that collection is not probable. As of December 31, 2013, the allowance for doubtful accounts was $6,170.

Revenue Recognition

Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,578, which was $2,578 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.9664 to 1 at December 31, 2013.

Income Taxes

The Company is included in Rippe & Kingston CO PSC's (R&K) consolidated income tax return. The Company makes payments to R&K sufficient to pay its proportionate share of federal, state and local tax liabilities, computed at statutory rates. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events, other than enactments of changes in the tax law or rates, are considered. The Company reviews its deferred tax assets for ultimate realization and records a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will be realized.

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would be more likely than not to sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are reflected in the periods in which they become known. Significant estimates are used when accounting for the allowance for bad debts.

Subsequent Events

Subsequent events have been evaluated through February 25, 2014, the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank accounts which, at

NOTE 2 - CONCENTRATIONS OF CREDIT RISK (Continued)

times may exceed federally insured limits. The Company has not experienced any such losses in these accounts.

NOTE 3 - INCOME TAXES

During 2013, the Company recorded the following income tax benefit:

Federal	$30,355
State and local	-
	$30,355

There were no deferred tax assets, deferred tax liabilities at December 31, 2013, nor deferred components of income tax expense for the year then ended.

NOTE 4 - RELATED PARTY

The Company was a wholly-owned subsidiary of Rippe & Kingston CO PSC, which provided management and business services to the Company, including financial, executive personnel, corporate development and limited legal services Rippe & Kingston CO PSC, along with the management fee, charges occupancy expense to the Company. Included in the accompanying statement of income of the Company, are management fees and occupancy expenses totaling $17,968 for the year ended December 31, 2013.

NOTE 5 - LEASE AGREEMENT

On December 31, 2013, the Company entered into a lease agreement with a related party for office space located in Cincinnati, Ohio. The lease has a primary term of 12 months with an option to extend the terms of the lease. Total future minimum lease payments due for the next five years are as follows:

Year Ending December 31,	
2014	$24,000

Rent expense for the above lease was $9,451 for the year ended December 31, 2013.

NOTE 6 - 401(k) RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan (the Plan) covering substantially all employees. Employees may contribute a portion of their compensation, not to exceed the maximum allowed by the Internal Revenue Service, as a before-tax deduction. The Company matches 25 percent of each participant's first five percent of employee compensation contributed. The charge to the accompanying statement of income under the Plan for the year ended December 31, 2013 amounted to $1,425.

SUPPLEMENTARY INFORMATION

Flynn&
Company
CPAs & Business Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors
Rippe & Kingston Capital Advisors, Inc.

We have audited the financial statements of Rippe & Kingston Capital Advisors, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Flynn & Company, Inc.

February 25, 2014

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

SCHEDULE I

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2013

	Unaudited Amounts Per December 31 FOCUS Report
NET CAPITAL:	
Shareholder's equity	$42,263
Nonallowable assets	(34,684)
Net capital	7,579
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED	
(greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 2,579
Aggregate indebtedness	$30,056
Ratio of aggregate indebtedness to net capital	3.966 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in the Rippe & Kingston Capital Advisors, Inc.'s unaudited FOCUS Report as of December 31, 2013. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3-" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of that Rule.

Flynn & Company
CPAs & Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Rippe & Kingston Capital Advisors, Inc.
Cincinnati, Ohio

In planning and performing our audit of the financial statements and supplementary schedules of Rippe & Kingston Capital Advisors, Inc. (the Company), which was a wholly-owned subsidiary of Rippe & Kingston CO PSC until December 31, 2013, as of and for the year ended December 31, 2013, in accordance with the audit standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as basis for designing our auditing procedures for the purpose of expressing a opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected by the entity on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by any other than these specified parties.

Flynn & Company, Inc.

February 25, 2014

Flynn & Company
CPAs & Business Consultants

**Independent Accountant's Report on
Applying Agreed-Upon Procedures Related
to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors
Rippe & Kingston Capital Advisors

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which was agreed to by Rippe & Kingston Capital Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rippe & Kingston Capital Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rippe & Kingston Capital Advisors Inc.'s management is responsible for Rippe & Kingston Capital Advisors Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (quarterly FOCUS Reports) for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company, Inc.

February 25, 2014

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

REPORT TO THE BOARD OF DIRECTORS

RIPPE & KINGSTON CAPITAL ADVISORS, INC.

For The Year Ended December 31, 2013

FLYNN & COMPANY, INC.
Certified Public Accountants

Flynn & Company
CPAs & Business Consultants

To the Board of Directors
Rippe & Kingston Capital Advisors, Inc.
Cincinnati, Ohio

We have audited the financial statements of Rippe & Kingston Capital Advisors, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. Professional standards also require that we communicate to you the following information related to our audit.

This communication is intended solely for the information and use of the Board of Directors, management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We appreciate the opportunity to be of service to you. If you should have any questions regarding the information contained in this communication, please do not hesitate to contact us.

Very truly yours,

Flynn & Company, Inc.

Flynn & Company, Inc.
February 25, 2014

7800 E. Kemper Road • Suite 150 • Cincinnati, OH 45249
P. 513.530.9200 • F. 513.530.0555
www.flynncocpa.com

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Rippe & Kingston Capital Advisors ("the Company") are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
SIGNIFICANT AUDIT FINDINGS
FOR THE YEAR ENDED DECEMBER 31, 2013

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

RIPPE & KINGSTON CAPITAL ADVISORS, INC.
INTERNAL CONTROL RELATED MATTERS
FOR THE YEAR ENDED DECEMBER 31, 2013

In planning and performing our audit of the financial statements of Rippe & Kingston Capital Advisors as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Rippe & Kingston Capital Advisors' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph above and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.